Exhibit 99.3

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto to invest US$371 million in next generation driverless train system
16 June 2008
Rio Tinto has announced it will invest US$371 million [(Rio Tinto share US$350 million) to automate its iron ore railway in the Pilbara region of Western Australia, following successful trials. Within five years, driverless trains will be operating on most of the 1,300km of track that serves the Pilbara operations, helping Rio Tinto meet its goal of expanding annual iron ore production to 320 million tonnes in 2012.
Tom Albanese, chief executive, Rio Tinto said, “I am committed to making our vision of the “mine of the future” a reality, and automation of our rail network is an important step. This innovation will allow us to deliver more tonnes, faster to meet the continuing surge in demand for iron ore from China and other emerging economies.”
This will be the first time automation has been used in a heavy haul railway of this scale, though the technology successfully operates on many metropolitan passenger railways around the world, where it has had a positive record for safety and reliability.
The roll-out of automation is part of a wider project to upgrade the rail network, which includes the introduction of 40 new-generation locomotives, extensive re-railing and a substantial reinvestment in rolling stock, including the purchase of 2,400 new ore cars over 18 months.
Automated operations will integrate with the existing train management system and will bring efficiency gains through greater scheduling flexibility and the removal of delays.
Rio Tinto Iron Ore chief executive Sam Walsh said, “Our immediate goal is to ensure the continued safety of our rail operations while implementing leading technology, and meeting our ongoing need for train drivers as we expand. While some roles may change due to expansion plans, current employee numbers will not be reduced by the automation of most rail operations.
“Additional safety systems are being developed to meet safety levels required for automatic trains. The level of safety protection at level crossings is also being upgraded, well above the standards required by legislation,” he said.
A typical loaded train on Rio Tinto’s network weighs around 30,000 tonnes, is 2.4km long and travels at speeds of up to 75km per hour. On average, 320 train journeys travel across this network every week. The average cycle time for an iron ore train is 33 hours and there is a train movement about every 25 minutes along the line.
A successful trial of automatic operation has taken place in the Pilbara, with 126 journeys of empty and loaded iron ore trains completed on a section of railway from Paraburdoo to Tom Price. Rio Tinto Iron Ore is continuing to work closely with the Western Australian Office of Rail Safety to ensure all safety and other regulatory requirements are met.
Cont.../

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes forward-looking statements. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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Email: questions@riotinto.com

Website: www.riotinto.com
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